UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ADECOAGRO S.A.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

L00849106
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index:  Page 9

CUSIP NO. L00849106	Page 2 of 12 Pages

1.	Names of Reporting Persons

SOROS FUND MANAGEMENT LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		25,918,365
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 25,918,365
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

25,918,365

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

21.41%

12.	Type of Reporting Person (See Instructions)

OO, IA

CUSIP NO. L00849106	Page 3 of 12 Pages

1.	Names of Reporting Persons

GEORGE SOROS

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 26,019,731
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		26,019,731

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

26,019,731

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

21.49%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. L00849106	Page 4 of 12 Pages

1.	Names of Reporting Persons

ROBERT SOROS

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 25,918,365
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		25,918,365

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

25,918,365

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

21.41%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. L00849106	Page 5 of 12 Pages

Item 1(a).	Name of Issuer:

Adecoagro S.A. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

13-15 Avenue de la Liberté L-1931 Luxembourg
R.C.S. Luxembourg B 153 681

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Soros Fund Management LLC (“SFM LLC”);

ii)	George Soros; and

iii)	Robert Soros.

This statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”), and Geosor Corporation, a New York corporation (“Geosor”). SFM LLC serves as principal investment advisor to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners. George Soros serves as Chairman of SFM LLC and Robert Soros serves as President and Deputy Chairman of SFM LLC. Geosor is indirectly wholly owned by George Soros. As such, George Soros may be deemed to be the beneficial owner of the Shares held by Geosor.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c).	Citizenship:

i)	SFM LLC is a Delaware limited liability company;

ii)	George Soros is a United States citizen; and

iii)	Robert Soros is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Shares (the “Shares”).
Item 2(e).	CUSIP Number:

L00849106

CUSIP NO. L00849106	Page 6 of 12 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of SFM LLC and Robert Soros may be deemed to be the beneficial owner of 25,918,365 Shares.  This number consists of (A) 25,384,049 Shares held for the account of Quantum Partners, and (B) 534,316 Shares issuable to Quantum Partners upon conversion of the limited partnership interests in a limited partnership of which the Issuer is a limited partner (the “Limited Partnership Interests”).

As of the date hereof, George Soros may be deemed to be the beneficial owner of 26,019,731 Shares.  This number consists of (A) 25,384,049 Shares held for the account of Quantum Partners, (B) 101,345 Shares held for the account of Geosor, (C) 534,316 Shares issuable to Quantum Partners upon conversion of the Limited Partnership Interests, and (D) 21 Shares issuable to Geosor upon conversion of the Limited Partnership Interests beneficially owned by George Soros.

Item 4(b).	Percent of Class:

As of the date hereof, assuming full conversion of the Limited Partnership Interests beneficially owned by SFM LLC and Robert Soros, each of SFM LLC and Robert Soros may be deemed to be the beneficial owner of approximately 21.41% of the total number of Shares outstanding.

As of the date hereof, assuming full conversion of the Limited Partnership Interests beneficially owned by George Soros, George Soros may be deemed to be the beneficial owner of approximately 21.49% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

SFM LLC
(i)	Sole power to vote or direct the vote	25,918,365
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	25,918,365
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	26,019,731
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	26,019,731

Robert Soros
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	25,918,365
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	25,918,365

CUSIP NO. L00849106	Page 7 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the accounts of Quantum Partners, in accordance with their ownership interests in Quantum Partners.  The shareholders of Geosor are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the accounts of Geosor, in accordance with their ownership interests in Geosor.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

CUSIP NO. L00849106	Page 8 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	SOROS FUND MANAGEMENT LLC

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Assistant General Counsel

Date: February 14, 2012	GEORGE SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Date: February 14, 2012	ROBERT SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

CUSIP NO. L00849106	Page 9 of 12 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of February 14, 2012, by and among Soros Fund Management LLC, George Soros, Robert Soros, and Jonathan Soros	11
B.	Power of Attorney, dated as of June 26, 2009, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, Robert Soros, and David Taylor	12
C.	Power of Attorney, dated as of October 3, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor	13

CUSIP NO. L00849106	Page 10 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Shares of Adecoagro S.A., dated as of February 14, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2012	SOROS FUND MANAGEMENT LLC

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Assistant General Counsel

Date: February 14, 2012	GEORGE SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

Date: February 14, 2012	ROBERT SOROS

By: /s/ Jodye Anzalotta
Jodye Anzalotta
Attorney-in-Fact

CUSIP NO. L00849106	Page 11 of 12 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER, ROBERT SOROS and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 16th day of June 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 26th day of June 2009.

GEORGE SOROS

/s/ Daniel Eule
Daniel Eule
Attorney-in-Fact for George Soros

CUSIP NO. L00849106	Page 12 of 12 Pages

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 3 rd day of October 2007.

ROBERT SOROS

/s/ Robert Soros